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November 16, 2020
CONFIDENTIAL SUBMISSION VIA EDGAR United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Re:	Confidential Submission of Draft Registration Statement on Form S-1 for Gain Therapeutics, Inc.

Ladies and Gentlemen:

On behalf of Gain Therapeutics, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.

A public filing of the registration statement will be made on a subsequent date, which in no event will be later than 15 days before the Company commences the road show.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited interim financial information as of and for the period ended June 30, 2020, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

Should the Staff have any questions or comments with respect to this confidential submission, please do not hesitate to contact the undersigned at (212) 735-3416.

Sincerely,
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

/s/ Andrea L. Nicolas
Andrea L. Nicolas
Partner

Enclosure

Cc
Eric Richman, Chief Executive Officer
Salvatore Calabrese, Chief Financial Officer
Manolo Bellotto, President and General Manager
Gain Therapeutics, Inc.

Andrea L. Nicolas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Michael D. Maline, Esq.
Goodwin Proctor LLP